December 30, 2004


Via Facsimile (312) 827-8000 and U.S. Mail

Mark H. Berens
Bell, Boyd & Lloyd, LLC
70 West Madison Street
Suite 3100
Chicago, IL 60602

Re:	Amerinst Insurance Group, Ltd.
	Schedule TO-I filed December 17, 2004
	SEC File No. 5-78254

Dear Mr. Berens:

We have reviewed the filing listed above and have the following comments. All defined terms have the same meaning as in your disclosure document, unless otherwise indicated.

Schedule TO-I

1. We note that you describe the offer as being made through your indirect wholly owned subsidiary, Amerinst Investment Company, Ltd.
However, since Investco is the actual purchaser of securities tendered in this offer and will pay for those shares through its own funds, it must be listed as a filing person on the cover page of this
Schedule, and there must be a separate signature for Investco on the
Schedule. In addition, the Offer to Purchase must be revised as necessary to provide all of the required bidder disclosure as to Investco individually. Please revise.

Offer to Purchase - Exhibit (a)(1)(i)

2. Generally explain the reasons for the structure of the offer. Specifically, why are you using Investco as a bidder, versus simply repurchasing the shares yourself? The effect of such repurchase by Investco allows the shares to remain outstanding and to be voted by your wholly-owned subsidiary. This could effectively hinder or prohibit a change in control transaction not approved by you, at a time when a dissident shareholder proposes to take the company private. Please discuss in your disclosure document. Your revised disclosure should specifically and prominently state (such as in the
Summary Term Sheet and elsewhere, as appropriate) the percentage of shares that may be owned by Investco and other affiliates of AmerInst, such as AmerInst Investment Company, Ltd., after the offer and that will remain outstanding and may be voted under Bermuda law.

Summary Term Sheet, page 1

3. See comment 2 above. Please provide more specific disclosure about the potential effect of this share repurchase. For example, how might it affect Mr. Breitweiser`s ability to take the company private or to gain control of its Board? How does the price range proposed in this offer compare to his anticipated offer price, as stated in his December 13, 2004 letter to the Board of Directors?

4. Consider adding disclosure in this section concerning the patent for which you have applied and which, if granted, may result in significant increases in revenues going forward. See comment 6 below.

In what order will you purchase the tendered shares?, page 3

5. In the last sentence on page 3, you reserve the right to purchase all shares tendered by holders who will become odd lot holders as a result of pro ration in the offer. We do not believe that this approach comports with the requirements of Rule 13e-4(f)(3), which requires you to pro rate if your offer is oversubscribed. Rule 13e-
4(f)(3)(i) allows you to modify the pro ration process for those shareholders who are odd lot holders at the outset of the offer. Please revise or advise why you believe this process complies with applicable law.

Developments with Respect to our Business, page 13

6. Clarify that shareholders tendering into this offer and whose shares are purchased will not participate in the future anticipated
"very substantial increase in the net income" of AmerInst even if the relevant patent is granted.

Conditions of the Offer, page 20

7. We note that the scope of many of your offer conditions is relatively ill-defined, and many of the conditions are subjective in nature. For example, the benefits you expect to receive from this offer are not apparent to the reader. Given these facts, please be aware that if you believe events occur that implicate one or more of the offer conditions, you may not wait until the end of the offer to decide how to proceed. Rather, you must promptly inform shareholders and the market how you will handle the fact that an offer condition has been "triggered." Please confirm your understanding in your response letter.


Certain Legal Matters; Regulatory Approvals, page 29

8. Language here intimates that you may not receive required regulatory approvals from the Bermuda Monetary Authority until after the expiration of the offer. However, this contradicts disclosure in the "Conditions" section on page 21 stating that such approval must be obtained on or before expiration. Please clarify.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all material information to investors. Since
AmerInst Insurance Group, Ltd. (and the other filing party or parties you add in response to our comments above) and their management teams are in possession of all facts relating to the disclosure in the Schedule TO, they are responsible for the accuracy and adequacy of the disclosures they have made.
In responding to our comments above, please provide, in writing, a statement from all filing persons acknowledging that:
* They are responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* They may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.
Please revise your offer materials to comply with the comments above.
If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence with your revised proxy statement. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.



Please be aware that we will likely have additional comments after reviewing your amendment. If you would like to contact me, please do not hesitate to do so at (202) 942-1773.


Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
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Mark H. Berens, Esq.
December 30, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE